Executive Summary Quarterly Report

Japanese Quarterly Report for the fiscal first quarter ended June 30, 2014, submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on August 14, 2014, which included the following information:

I.  Corporate Information

1.	Corporate Overview
•	Significant financial indices
•	Business overview

2.	Business Information
•	Risk factors
•	Material agreements
•	Operating and financial review and prospects

3.	Company Data
•	Share information
         -      Total number of shares
         -      Stock acquisition rights (none)
         -      Bonds with stock acquisition rights with contingently adjustable exercise price (none)
         -      Rights plan (none)
         -      Number of shares outstanding, changes in capital stock
         -      Major shareholders
         -      Voting rights
•	Changes in directors and corporate auditors

4.	Financial information
•	Consolidated financial statements (Unaudited)
•	Others

II.  Information on Guarantors (none)

Quarterly review report

Exhibit
Certifications of the Registrant’s Representative Director, President and Chief Executive Officer